UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Prazo, Inc.

Legal status of issuer

> *Form*
> Corporation

> *Jurisdiction of Incorporation/Organization*
> Delaware

> *Date of organization*
> May 21, 2015

Physical address of issuer
8430 Santa Monica Blvd., Suite 201, West Hollywood, CA 90069

Website of issuer
https://www.joinborrow.com

Current number of employees
5

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$334,262.12	$231,326.25
Cash & Cash Equivalents	$96,830.30	$4,841.51
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$793,247.07*	$581,478.24
Revenues/Sales	$167,571.77	$101,892.28
Cost of Goods Sold	$19,156.88**	17,856.05
Taxes Paid	$0	$0
Net Income	$(270,424.08)	$(356,448.11)

*This amount is as of December 31,2020.
**This amount reflects the cost of service.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ DocuSigned by:
19BED10E4E464FB...

(Signature)

Rodrigo de Guzman

(Name)

CEO & Director

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ DocuSigned by:
19BED10E4E464FB...

(Signature)

Rodrigo de Guzman

(Name)

CEO & Director

(Title)

April 30, 2021

(Date)

/s/ DocuSigned by:
Jon Alain Guzik
9C7BD8B775B7466...

(Signature)

3

Jon Alain Guzik

_____

(Name)

CPO & Director

_____

(Title)

April 30, 2021

_____

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C-AR)

April 30, 2021

Prazo, Inc.
d/b/a "Borrow"



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Prazo, Inc., a Delaware corporation (the "**Company**," "**Borrow**", as well as references to "**we**," "**us**," or "**our**"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.joinborrow.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the securities sold by the Company or another party, or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

About this Form C-AR
You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Prazo, Inc. is a Delaware corporation, incorporated on May 21, 2015.

The Company is located at 8430 Santa Monica Blvd, West Hollywood, CA 90069.

The Company's website is https://www.joinborrow.com.

The Company conducts business in the State of California.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this offering may not be enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

The occurrence of natural disasters may adversely affect our business, financial condition and results of operations following our business combination.
The occurrence of natural disasters, including hurricanes, floods, earthquakes, tornadoes, fires and pandemic disease may adversely affect our business, financial condition or results of operations. The potential impact of a natural disaster on our results of operations and financial position is speculative and would depend on numerous factors. The extent and severity of these natural disasters determines their effect on a given economy. Although the long-term effect of diseases such as the COVID-19 "coronavirus", H5N1 "avian flu," or H1N1, the swine flu, cannot currently be predicted, previous occurrences of avian flu and swine flu had an adverse effect on the economies of those countries in which they were most prevalent. An outbreak of a communicable disease in our market could adversely affect our business, financial condition and results of operations, and timely reporting obligations under Regulation S-X and Regulation S-K. We cannot assure you that natural disasters will not occur in the future or that our business, financial condition and results of operations will not be adversely affected.

A majority of the Company is owned by a single owner.

8

The Company is currently controlled by a two person board of directors appointed by the holders of the Company's capital stock who together hold 98% of the outstanding capital stock of the Company. Subject to any fiduciary duties owed to the other owners or investors under Delaware law, these majority owners may be able to exercise significant influence through their board appointments. The board of directors is responsible for approving significant Company transactions, and will have significant control over the Company's budget, management and policies. These owners may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership and board control could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their board influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to stockholder approval.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section entitled "*Transactions with Related Persons and Conflicts of Interest*" for further details.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Rodrigo de Guzman who is Chief Executive Officer and Director of the Company, and Jon Alain Guzik who is the Chief Technology Officer and Director of the Company. The Company has or intends to enter into employment agreements with Rodrigo de Guzman and Jon Alain Guzik although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Rodrigo de Guzman and Jon Alain Guzik or any manager or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The products and services we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and services offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected. We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have, and superior expertise in research and development and marketing of software infrastructure products and services and may be better equipped than us to develop and commercialize software infrastructure products and services. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, and the likelihood that our software infrastructure products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in operations including higher re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these

vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

We rely on various intellectual property rights, including trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented, or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important.
The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices or more generally of our business. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences may result in the need for our products to change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

Changes in government regulation could adversely impact our business.
The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
Through third party service providers we indirectly collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers and employees. The secure processing, maintenance and transmission of this information is critical to our

operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise the information stored there and result in unauthorized access, public disclosure or, lost or stolen information. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and potential regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business. Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

BUSINESS

Description of the Business
Borrow is an electric vehicle ("**EV**") subscription company. We provide long-term transportation to people who don't want long-term commitment by offering 3, 6, and 9 month subscriptions to EVs. Each subscription includes an EV of the customer's choosing from one of our 4 categories, plus insurance, maintenance, roadside assistance and additional perks. Once the subscription is complete, users can choose to either renew, upgrade, or return their vehicle. Borrow is the future of EV ownership.

Business Plan
The EV market is exploding and people are looking for an easy way to access this new technology. As demand for these vehicles increases, so will the need for Borrow. In the short term, that means capitalizing on early adopter markets like California where the EV revolution has already taken hold. In the long term, we want to be the first EV ownership option for new markets across the country where people are unfamiliar with EVs. By reaching our investment goal, we plan to expand geographically to 7 target markets across the US. We also plan to begin a digital and in real life scaling of reservations by adding new models and more options for our subscribers, such as post acquisition perks that make EV ownership even easier.

Company's Products and/or Services

Product / Service	Description	Current Market

EV Subscription	Electric vehicle lease by subscription.	"Low commitment" millennials; EV enthusiasts; Transient individuals (ex: students, temporary assignment employees)

Competition

Our competitors include original equipment manufacturers (each an "OEM") subscription services: subscription offerings directly from OEMs. These programs typically have a "swapping" feature (ability to switch between cars regularly) and/or down-payments ex: Porsche Passport, Care by Volvo, and Fair, which is a pay as you go, no-commitment car leasing platform that allows users to select and make payments for a vehicle within an app. Many of these programs involve a customer having to go to a dealership and placing a down-payment.

Customer Base

Our customer base includes:

- "Low commitment" Millennials: Millennials that value flexibility in ownership, don't want to be tied down by long-term payments, and who are accustomed to the subscription economy;

- Electric vehicle enthusiasts;

- Tire kickers: individuals interested in electric vehicles. Some are on a waitlist for a future model EV. Others are unsure if they would own one, so they use Borrow as a "long-term test drive"; and

- Transient Individuals: individuals located in a Borrow market for a finite period of time (ex: students, consultants).

Supply Chain

All of Borrow EV's are vehicles that were leased when new, by customers of OEMs, and which are now coming off-lease. Our primary supply source for these vehicles is at auction, however, Borrow is also exploring paths to acquire vehicles directly from OEMs. Vehicle maintenance on Borrow's EVs is performed at deeply discounted prices by Company partner Goodyear via Justtires service centers and/or AndGo mobile services. From time to time, the Company relies on dealer service centers for maintenance.

Intellectual Property

The Company neither holds any registered intellectual property, nor has applied for a registration of any registerable intellectual property.

Domain Names

The Company owns the "joinborrow.com" domain name.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company has initiated a small claims action to seek $5000 in moneys owed from a customer's subscription. There are no other existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Rodrigo de Guzman	Chief Executive Officer & Director	**Prazo, Inc.**, Chief Executive Officer & Director, June 2015 - Present	**Santa Clara University School of Law**, J.D. (2006) **University of California – Berkeley**, B.A., Political Science and French (1992)
Jon Alain Guzik	Chief Product Officer & Director	**Prazo, Inc.**, Chief Product Officer & Director, June 2016 – Present **Desitjo LLC**, Managing Director, January 2012 - Present ● Consultancy with a focus on consumer, enterprise and M&A strategies in the automotive, mobility, lifestyle, ecommerce and media spaces for Fortune 100 companies and startups including American Honda Motors, Splunk, Ford Motor Company and Panjo.	**California Institute of the Arts**, M.F.A., Critical Studies (1998) **San Francisco State University**, B.F.A., Cinema (1994)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 employees out of which 2 are full-time employee and 3 are part-time employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	5,125,000
Voting Rights	Each holder of record of Common Stock is entitled to one vote for each share of such stock.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's board of directors and stockholders may authorize and issue additional shares of Common Stock at a later date.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering if convertible securities).	72.27%*

*As of the date of the Company's last offering, this was the percentage ownership of the Company by the holders of such security.

Type of security	Warrant to Purchase Common Stock
Shares issuable upon exercise	593,750
Voting Rights	Holders of warrants are not entitled to vote.
Anti-Dilution Rights	The conversion rate of the Preferred Stock will be subject to proportional adjustments for stock splits, stock dividends, recapitalizations, etc.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional warrants at a later date. The availability of any shares of the Company's capital stock issuable upon the exercise of such warrants and its potential future issuance may be dilutive and could adversely affect the value of the securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering if convertible securities).	8.37%*

*As of the date of the Company's last offering, this was the percentage ownership of the Company by the holders of such security.

Type of security	Convertible Note
Face Amount	$190,000
Interest Rate and Amortization Schedule	3% per annum. The principal amount and accrued but unpaid interest thereon is due and payable upon demand of the holder of the convertible note at any time after the maturity date.
Description of Collateral	Unsecured.
Maturity Date	March 10, 2021

Voting Rights	Holders of convertible notes are not entitled to vote.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's may issue additional convertible notes at a later date. The availability of any shares of the Company's capital stock issued pursuant to the conversion of such convertible notes may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Other Material Terms	Conversion(1)
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	13%(2)*

(1)   Conversion Upon a Qualified Financing. At the closing of a next equity financing in which Company issues shares of a series of Company's preferred stock with a liquidation preference senior to that of any common stock of the Company of at least $1,000,000 ("Qualified Financing"), all principal and interest under the convertible note shall automatically convert, immediately prior to such Qualified Financing, into the number of shares of the Company's preferred stock that is equal to the greater of (A) the total principal and accrued interest of the convertible note divided by the price per share paid by investors in the Qualified Financing; or (B) 13% multiplied by the number of equity securities of the Company, on a fully-diluted basis, including (i) the shares issued upon conversion of the convertible note, (ii) any outstanding warrants, options or any other security convertible into or exercisable or exchangeable for shares of common stock, preferred stock or any other security of the Company, (iii) any authorized but unissued shares in the Company's equity incentive plan, including any increase in the Company's stock plan being effected in connection with the Qualified Financing, and (iv) any preferred stock of the Company issued in such Qualified Financing.

Conversion if No Qualified Financing. If the convertible note is outstanding after the maturity date, all principal and interest due thereunder may at any time be converted, at the election of the holder of the convertible note, into the number of shares of the Company's common stock equal to 13% multiplied by the number of equity securities of the Company, on a fully-diluted basis, including (i) the shares issued upon conversion of the convertible note, (ii) any outstanding warrants, options or any other security convertible into or exercisable or exchangeable for shares of common stock, preferred stock or any other security of the Company, (iii) any authorized but unissued shares in the Company's equity incentive plan.

Optional Conversion on Sale Transaction. If the convertible note is outstanding upon (a) a sale, transfer, exclusive license or other disposition of all or substantially all of the Company's assets; (b) a merger, consolidation or other transaction or series of related transactions by which the holders of the Company's capital stock immediately prior to the transaction or series of transactions no longer hold, by virtue of such previously-held capital stock, a majority of the voting stock of the Company or the surviving or acquiring entity after the transaction or series of transactions; or (c) a liquidation, dissolution or winding up of the Company (each of (a), (b) and (c) a "Sale Transaction"), the holder of the convertible note may elect to (A) cancel the convertible note in exchange for an amount of consideration equal to two times the outstanding principal amount and accrued but unpaid interest thereon as of the effective date of the sale, or (B) exchange the convertible note for a number of shares of the Company's common stock equal to 13% multiplied by the number of equity securities of the Company, on a fully-diluted basis, including (i) the shares issued upon conversion of the convertible note, (ii) any outstanding warrants, options or any other security convertible into or exercisable or exchangeable for shares of common stock, preferred stock or any other security of the Company, (iii) any authorized but unissued shares in the Company's equity incentive plan.

(2)   Percentage ownership assumes conversion of the principal amount and accrued interest thereon, upon a Qualified Financing, into shares of preferred stock of the Company that is convertible into common stock of the Company at a 1:1 conversion ratio, in an amount equal to 13% of the fully diluted capitalization of the Company.

*As of the date of the Company's last offering, this was the percentage ownership of the Company by the holders of such security.

Type of security	Convertible Note
Face Amount	$25,000
Interest Rate and Amortization Schedule	4% per annum. The principal amount and accrued but unpaid interest thereon is due and payable upon demand of the holder of the convertible note at any time after the maturity date.
Description of Collateral	Unsecured.
Maturity Date	March 9, 2021
Voting Rights	Holders of convertible notes are not entitled to vote.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's may issue additional convertible notes at a later date. The availability of any shares of the Company's capital stock issued pursuant to the conversion of such convertible notes may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Other Material Terms	Conversion(1)
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.45%(2)*

(1)   Next Equity Financing Conversion. The outstanding principal balance and unpaid accrued interest on the convertible note will automatically convert into shares of the Company's capital stock upon the next sale by the Company of its (i) common stock, (ii) any securities conferring the right to purchase common stock (each of (i), (ii) and (iii), the "Equity Securities"), or (iii) any securities directly or indirectly convertible into, or exchangeable for common stock, from which the Company receives gross proceeds of not less than $1,000,000 ("Next Equity Financing").

The number of shares of the Company's capital stock that the Company issues upon such conversion will equal the quotient obtained by dividing (x) the outstanding principal balance and unpaid accrued interest under the convertible note by (y) the lesser of (A) the product of (i) 95% and (ii) the lowest price per share of the Equity Securities issued in the Next Equity Financing, and (B) the quotient resulting from dividing (i) $6,000,000 (the "Valuation Cap") by (ii) the number of issued and outstanding shares of the Company's capital stock, assuming the conversion or exercise of all of the Company's outstanding securities convertible or exercisable for shares of the Company's capital stock (the "Fully Diluted Capitalization").

Corporate Transaction Conversion. Upon (i) the closing of the sale, transfer or other disposition, in a single transaction or series of related transactions, of all or substantially all of the Company's assets; (ii) the consummation of a merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold a majority of the outstanding voting securities of the capital stock of the Company or the surviving or acquiring entity immediately following the consummation of such transaction); or (iii) the closing of the transfer (whether by merger, consolidation or otherwise), in a single transaction or series of related transactions resulting in a transfer of more than 50% of the outstanding voting securities of the Company (each of (i), (ii) and (iii), a "Corporate Transaction"), the holder of the convertible note may elect that either (x) the Company pay the holder of the convertible note an amount equal to the outstanding principal balance plus all accrued and unpaid interest thereon, or (y) the convertible note will convert into the number of shares of the Company's capital stock equal to the quotient obtained by dividing (A) the outstanding principal balance and unpaid accrued interest due thereon, by (B) the quotient obtained from dividing the (i) Valuation Cap by (ii) the Fully Diluted Capitalization immediately prior to the closing of the Corporate Transaction.

Maturity Conversion. If the convertible note has not been repaid in full or converted into shares of the Company's capital stock on or before the maturity date of the convertible note, then the outstanding principal balance and unpaid accrued interest thereon will automatically convert into that number of shares of the Company's capital stock equal to the quotient obtained by dividing (x) the outstanding principal balance of the convertible note and unpaid accrued interest thereon on the date of such conversion, by (y) the quotient obtained from dividing the (i) Valuation Cap by (ii) the Fully Diluted Capitalization immediately prior to the maturity of the convertible note.

(2) Percentage ownership assumes conversion of the principal amount and accrued interest thereon, upon a Next Equity Financing at a $10,000,000 valuation, into shares of preferred stock of the Company that is convertible into common stock of the Company at a 1:1 conversion ratio.

*As of the date of the Company's last offering, this was the percentage ownership of the Company by the holders of such security.

Type of security	Convertible Note
Face Amount	$50,000
Interest Rate and Amortization Schedule	6% per annum. The principal amount and accrued but unpaid interest thereon will automatically convert into shares of the Company's capital stock as of the maturity date.
Description of Collateral	Unsecured.
Maturity Date	January 16, 2021
Voting Rights	Holders of convertible notes are not entitled to vote.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's may issue additional convertible notes at a later date. The availability of any shares of the Company's capital stock issued pursuant to the conversion of such convertible notes may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Other Material Terms	Conversion(1)
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.56%(2)*

(1) Next Equity Financing Conversion. The outstanding principal balance and unpaid accrued interest on the convertible note will automatically convert into shares of the Company's capital stock upon the next sale by the Company of its (i) common stock, (ii) any securities conferring the right to purchase common stock (each of (i), (ii) and (iii), the "Equity Securities"), or (iii) any securities directly or indirectly convertible into, or exchangeable for

common stock, from which the Company receives gross proceeds of not less than $1,000,000 ("Next Equity Financing").

The number of shares of the Company's capital stock that the Company issues upon such conversion will equal the quotient obtained by dividing (x) the outstanding principal balance and unpaid accrued interest under the convertible note by (y) the lesser of (A) the product of (i) 95% and (ii) the lowest price per share of the Equity Securities issued in the Next Equity Financing, and (B) the quotient resulting from dividing (i) $6,000,000 (the "Valuation Cap") by (ii) the number of issued and outstanding shares of the Company's capital stock, assuming the conversion or exercise of all of the Company's outstanding securities convertible or exercisable for shares of the Company's capital stock (the "Fully Diluted Capitalization").

Corporate Transaction Conversion. Upon (i) the closing of the sale, transfer or other disposition, in a single transaction or series of related transactions, of all or substantially all of the Company's assets; (ii) the consummation of a merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold a majority of the outstanding voting securities of the capital stock of the Company or the surviving or acquiring entity immediately following the consummation of such transaction); or (iii) the closing of the transfer (whether by merger, consolidation or otherwise), in a single transaction or series of related transactions resulting in a transfer of more than 50% of the outstanding voting securities of the Company (each of (i), (ii) and (iii), a "Corporate Transaction"), the holder of the convertible note may elect that either (x) the Company pay the holder of the convertible note an amount equal to the outstanding principal balance plus all accrued and unpaid interest thereon, or (y) the convertible note will convert into the number of shares of the Company's capital stock equal to the quotient obtained by dividing (A) the outstanding principal balance and unpaid accrued interest due thereon, by (B) the quotient obtained from dividing the (i) Valuation Cap by (ii) the Fully Diluted Capitalization immediately prior to the closing of the Corporate Transaction.

Maturity Conversion. If the convertible note has not been repaid in full or converted into shares of the Company's capital stock on or before the maturity date of the convertible note, then the outstanding principal balance and unpaid accrued interest thereon will automatically convert into that number of shares of the Company's capital stock equal to the quotient obtained by dividing (x) the outstanding principal balance of the convertible note and unpaid accrued interest thereon on the date of such conversion, by (y) the quotient obtained from dividing (i) $5,700,000 by (ii) the Fully Diluted Capitalization immediately prior to the maturity of the convertible note.

(2)   Percentage ownership assumes conversion of the principal amount and accrued interest thereon, upon a Next Equity Financing at a $10,000,000 valuation, into shares of preferred stock of the Company that is convertible into common stock of the Company at a 1:1 conversion ratio.

*As of the date of the Company's last offering, this was the percentage ownership of the Company by the holders of such security.

Type of security	Convertible Note
Face Amount	$50,000
Interest Rate and Amortization Schedule	6% per annum. The principal amount and accrued but unpaid interest thereon will automatically convert into shares of the Company's capital stock as of the maturity date.
Description of Collateral	Unsecured.
Maturity Date	June 24, 2021

Voting Rights	Holders of convertible notes are not entitled to vote.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's may issue additional convertible notes at a later date. The availability of any shares of the Company's capital stock issued pursuant to the conversion of such convertible notes may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Other Material Terms	Conversion(1)
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.56%(2)*

(1)   Next Equity Financing Conversion. The outstanding principal balance and unpaid accrued interest on the convertible note will automatically convert into shares of the Company's capital stock upon the next sale by the Company of its (i) common stock, (ii) any securities conferring the right to purchase common stock (each of (i), (ii) and (iii), the "Equity Securities"), or (iii) any securities directly or indirectly convertible into, or exchangeable for common stock, from which the Company receives gross proceeds of not less than $1,000,000 ("Next Equity Financing").

The number of shares of the Company's capital stock that the Company issues upon such conversion will equal the quotient obtained by dividing (x) the outstanding principal balance and unpaid accrued interest under the convertible note by (y) the lesser of (A) the product of (i) 95% and (ii) the lowest price per share of the Equity Securities issued in the Next Equity Financing, and (B) the quotient resulting from dividing (i) $10,000,000 (the "Valuation Cap") by (ii) the number of issued and outstanding shares of the Company's capital stock, assuming the conversion or exercise of all of the Company's outstanding securities convertible or exercisable for shares of the Company's capital stock (the "Fully Diluted Capitalization").

Corporate Transaction Conversion. Upon (i) the closing of the sale, transfer or other disposition, in a single transaction or series of related transactions, of all or substantially all of the Company's assets; (ii) the consummation of a merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold a majority of the outstanding voting securities of the capital stock of the Company or the surviving or acquiring entity immediately following the consummation of such transaction); or (iii) the closing of the transfer (whether by merger, consolidation or otherwise), in a single transaction or series of related transactions resulting in a transfer of more than 50% of the outstanding voting securities of the Company (each of (i), (ii) and (iii), a "Corporate Transaction"), the holder of the convertible note may elect that either (x) the Company pay the holder of the convertible note an amount equal to the outstanding principal balance plus all accrued and unpaid interest thereon, or (y) the convertible note will convert into the number of shares of the Company's capital stock equal to the quotient obtained by dividing (A) the outstanding principal balance and unpaid accrued interest due thereon, by (B) the quotient obtained from dividing the (i) Valuation Cap by (ii) the Fully Diluted Capitalization immediately prior to the closing of the Corporate Transaction.

Maturity Conversion. If the convertible note has not been repaid in full or converted into shares of the Company's capital stock on or before the maturity date of the convertible note, then the outstanding principal balance and unpaid accrued interest thereon will automatically convert into that number of shares of the Company's capital stock equal to the quotient obtained by dividing (x) the outstanding principal balance of the convertible note and unpaid accrued interest thereon on the date of such conversion, by (y) the quotient obtained from dividing (i) $9,500,000 by (ii) the Fully Diluted Capitalization immediately prior to the maturity of the convertible note.

(2)   Percentage ownership assumes conversion of the principal amount and accrued interest thereon, upon a Next Equity Financing at a $10,000,000 valuation, into shares of preferred stock of the Company that is convertible into common stock of the Company at a 1:1 conversion ratio.

*As of the date of the Company's last offering, this was the percentage ownership of the Company by the holders of such security.

Type of security	SAFE (Simple Agreement for Future Equity)
Face Amount	$255,000
Voting Rights	Holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's may issue additional SAFEs at a later date. The availability of any shares of the Company's capital stock issued pursuant to the conversion of such SAFEs may be dilutive and could adversely affect the value of the securities issued pursuant to Regulation CF.
Other Material Terms	Conversion(1) Pro-rata rights(2)
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4.78%*

(1)   Conversion Upon an Equity Financing. Upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells shares of the Company's preferred stock at a fixed pre-money valuation ("Equity Financing"), the Company will automatically issue to the holder of the SAFE a number of shares of the Company's preferred stock equal to (a) the face amount of the SAFE, divided by (b) the (i) price per share of the Company's preferred stock sold in the Equity Financing, multiplied by (ii) 85% (the "Discount Rate").

Conversion Upon a Liquidity Event. Upon a change of control or IPO of the Company (a "Liquidity Event"), the holder of the SAFE will receive at its option (i) a cash payment equal to the face amount of the SAFE, or (ii) a number of shares of the Company's common stock equal to the face amount of the SAFE divided by the price per share equal to the fair market value of the Company's common stock at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate.

(2)   Pro-rata Rights. The SAFE holder has a right to purchase a pro-rata share of private placements of the Company's securities sold after the Equity Financing, in an amount calculated based on the ratio of (x) the number of shares of the capital stock of the Company owned by such SAFE holder immediately prior to the issuance of such private placement securities, to (y) the total number of shares of outstanding capital stock of the Company on a fully diluted basis, calculated as of immediately prior to the issuance of the private placement securities.

(3)   Percentage ownership assumes conversion of the face amount of the SAFE, upon an Equity Financing with a (x) $10,000,000 valuation, and (y) price per share of $1.00, into shares of preferred stock of the Company that is convertible into common stock of the Company at a 1:1 conversion ratio.

*As of the date of the Company's last offering, this was the percentage ownership of the Company by the holders of such security.

Type of security	Crowd SAFE
Face Amount	$176,112
Voting Rights	Holders of SAFEs are not entitled to vote.

Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering if convertible securities).	0%
Other Material Terms	Valuation Cap: $12,000,000 Discount: 20%

Debt

The Company has the following debt outstanding:

Type of debt	Term Loan
Amount Outstanding	$311,746
Interest Rate and Amortization Schedule	16% per annum. The principal amount and accrued but unpaid interest thereon is due and payable on the maturity date.
Description of Collateral	All assets of Prazo SPV, LLC, a wholly owned subsidiary of the Company.
Maturity Date	June 24, 2021

Type of debt	Term Loan
Amount outstanding	$56,095
Interest Rate and Amortization Schedule	1% per annum. For the period beginning on the date of issuance of the note, and ending six (6) months thereafter, no payments will be due. Thereafter, monthly payments of principal and interest in an unspecified amount will be due. Any principal balance and interest due thereon outstanding on the maturity date of the note, will be due and payable on the maturity date, unless such amounts are forgiven under the terms of the loan.
Description of Collateral	Unsecured.
Other Material Terms	The principal amount of the loan may be forgivable under the terms of the U.S. Small Business Administration's "Paycheck Protection Program" created pursuant to Section 1102 of the Coronavirus Air, Relief, and Economic Security Act, commonly referred to as the "Cares Act".
Maturity Date	April 20, 2022

Type of debt	Term Loan
Amount Outstanding	Up to $612,427
Interest Rate and Amortization Schedule	12% per annum. Principal and interest is payable in monthly payments. Any principal amount outstanding as of the maturity date and accrued but unpaid interest thereon is due and payable on the maturity date.
Description of Collateral	All assets of Prazo SPV, LLC, a wholly owned subsidiary of the Company.
Maturity Date	October 11, 2023

Type of debt	Term Loan
Amount outstanding	$65,300
Interest Rate and Amortization Schedule	3.75% per annum. For the period beginning on the date of issuance of the note, and ending twelve (12) months thereafter, no payments will be due. Thereafter, monthly payments of principal and interest in an amount of $319.00 will be due. Any principal balance and interest due thereon outstanding on the maturity date of the note, will be due and payable on the maturity date.
Description of Collateral	For the first $25,000 of the principal amount of the loan, the lender is not taking any security interest. For all principal amounts above $25,000, the lender has a security interest in all assets of the Company.
Maturity Date	May 21, 2050

Type of debt	Loan
Amount Outstanding	$176,812
Interest Rate and Amortization Schedule	This loan has no stated interest rate. The loan has no stated minimum monthly payment amount, although the Company has been making monthly payments of $2,500 against the outstanding principal amount.
Description of Collateral	Unsecured.
Other Material Terms	Please see the section entitled "*Transactions with Related Persons and Conflicts of Interest*" for further details.
Maturity Date	This loan has no stated maturity date.

Ownership
A majority of the Company is owned by Rodrigo de Guzman and Jon Alain Guzik.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Rodrigo de Guzman	2,500,000 shares of common stock	49%
Jon Alain Guzik	2,500,000 shares of common stock	49%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Recent Tax Return Information (2019)

Total Income	Taxable Income	Total Tax
$84,037	-$362,403	$0

Operations
Prazo, Inc. d/b/a "Borrow" was incorporated on May 21, 2015 under the laws of the State of Delaware, and is headquartered in West Hollywood, CA. The Company provides electric vehicles for rent for a fixed monthly rate for between three and nine months. The company began operations in 2015.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. Cash consists primarily of amounts held in accounts held with commercial banking institutions.

As of April 19, 2020 the Company had $50,000 in aggregate cash and cash equivalents, leaving the Company with approximately 6 months of runway.

Liquidity and Capital Resources

The Company currently does not have any additional outside sources of capital other than the proceeds from the offering.

Capital Expenditures and Other Obligations
The Company does not plan to make any material capital expenditures in the future.

Valuation
The valuation of the Company is not pertinent to the sale of the securities. Rather, the ownership percentage of the Company that the securities potentially represent will be determined at a later date upon conversion of the securities into the capital stock of the Company pursuant to the terms thereof.

Material Changes and Other Information

Trends and Uncertainties

Please see Exhibit B for subsequent events and applicable disclosures:

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Money Raised	Amount of Securities Sold/Securities Issuable upon Exercise	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Crowd SAFE	$176,112*	1,045**	General Working Capital	July 10, 2020	Section 4(a)(6)
Warrant to Purchase Common Stock	Credit line of $500,000 offered by warrant holder	487,500	General Working Capital -	October 11, 2019	Section 4(a)(2)
Simple Agreement for Future Equity (SAFE)	$50,000	1	General Working Capital	June 24, 2019	Section 4(a)(2)
Simple Agreement for Future Equity (SAFE)	$25,000	1	General Working Capital	February 27, 2019	Section 4(a)(2)
Promissory Note (Revenue Sharing Interest)	$425,000	1	General Working Capital	December 13, 2018	Section 4(a)(2)
Warrant to Purchase Common Stock	Credit line of $425,000 offered by warrant holder	106,250	General Working Capital	December 13, 2018	Section 4(a)(2)
Common Stock	$100,000	$125,000	General Working Capital	November 14, 2018	Section 4(a)(2)

*This amount includes the percentage of proceeds transferred to the intermediary and other fees.
**This number does not reflect the additional grant of securities made to the Intermediary.

TAX MATTERS

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

Related Person/Entity	Rodrigo de Guzman
Relationship to the Company	CEO and Director of the Company.
Total amount of money involved	$30,000
Description of the transaction	The Company sold and issued a SAFE (simple agreement for future equity) to an investor entity in which Rodrigo de Guzman holds an equity interest.

Related Person/Entity	Rodrigo de Guzman
Relationship to the Company	CEO and Director of the Company.
Total amount of money involved	$181,812
Description of the transaction	The Company received a loan from Rodrigo de Guzman for general working capital purposes. The loan has no stated interest rate, maturity date, or repayment schedule.

EXHIBIT B
Disclaimers
Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C-AR. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

EXHIBIT C
Financials

I, Rodrigo de Guzman, the CEO of Prazo, Inc., hereby certify that

(1)   the accompanying financial statements of Prazo, Inc. thereto for the periods ending December 2020 included in this Form C-AR are true and complete in all material respects;

(2)   the tax return information of Prazo, Inc. included in this Form C-AR reflects accurately the information reported on the tax return for Prazo, Inc. filed for the fiscal year ended December 2019; and

(3)   that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Chief Executive Officer's Financial Statement Certification has been executed as of April 30, 2021.

DocuSigned by:

_____ (Signature)

19BED10E4E464FB...

Name: Rodrigo de Guzman

Title: CEO

Date: April 30, 2021

Prazo

Annual Balance Sheet

For the period ending December 31, 2020

As Of:	December 31, 2020	December 31, 2019
Assets		
Chase - Checking - 6713	96,830.30	4,841.51
Wells Fargo - Checking - 8363	0.00	2.92
Wells Fargo - Saving - 0498 |	0.00	0.00
Wells Fargo - Checking - 8330	0.00	0.00
Security Deposit Receivable	1,500.00	1,500.00
Loan to Shareholder - Rodrigo	62,148.58	51,198.58
Loan to Shareholder - Jon Guz	67,500.00	67,500.00
Property Plant & Equipment	106,283.24	106,283.24
Money in transit	0.00	0.00
Total Assets	**334,262.12**	**231,326.25**

Liabilities		
Payroll Payable - Salary & Wa	0.00	0.00
Payroll Payable - Payroll Tax	0.00	0.00
Founder Reimbursements	39,523.34	39,523.34
Chase - Commercial Loan Paya	38,570.35	50,936.43
Fiat 500 - Loan Payable - Car 1	4,736.85	4,736.85
Fiat 500 - Loan Payable - Car 2	6,144.66	6,144.66
Fiat 500 - Loan Payable - Car 3	5,084.12	5,084.12
Fiat 500 - Loan Payable - Car 1	6,697.39	6,697.39
BMW I3 - Loan Payable - Car 5	14,436.43	14,436.43
BMW I3 - Loan Payable - Car 6	16,796.05	16,796.05
BMW Financial Services - Loa	2,651.12	4,862.00
Bank of America - Loan Payab	0.00	10,423.38
Loan from Shareholder - Jon G	25.00	25.00
Loan from Shareholder - Rodri	243,986.06	181,812.59
Convertible Note - Mucker Acc	190,000.00	190,000.00
Convertible Note - Unknown	50,000.00	50,000.00
SBA - PPP Loan Payable	56,095.00	0.00
SBA - EIDL Loan Payable	26,704.70	0.00
Method Ventures - Loan Payal	91,796.00	0.00
Total Liabilities	**793,247.07**	**581,478.24**

Equity		
Investments	175,000.00	175,000.00
Share Capital	50.00	50.00
SAFE Note - Dulce Peppler	25,000.00	25,000.00
SAFE Note - Jo-Ann Lara	25,000.00	25,000.00
SAFE Note - Five Center LLC	30,000.00	30,000.00
SAFE Note - Erik Swan	175,000.00	175,000.00
SAFE Note - Prime Trust	161,591.12	0.00
Retained Earnings	-1,050,626.07	-780,201.99
Total Equity	**-458,984.95**	**-350,151.99**
Total Liabilities and Equity	**334,262.12**	**231,326.25**

Prazo

Annual Income Statement

For the period 2020

Year	2020
Revenues	
Sales Revenue	167,571.77
Returns & Allowances	-4,625.40
Sales Tax Remitted	-345.00
Fleet Revenue	10,941.74
Grants Received	34,000.00
Total Revenues	**207,543.11**
Cost of Sales	
Cost of Service	19,156.88
Total Cost of Sales	**19,156.88**
Gross Profit	**188,386.23**
Operating Expenses	
Auto Lease Expense	2,987.44
Bank & ATM Fee Expense	992.00
Boxer - Loan Payable Expens	109,645.24
Business Meals Expense	201.74
Client Entertainment	105.29
Commission & Fees	484.00
Dues & Membership Expense	599.00
Independent Contractor Expe	29,502.50
Insurance Expense - Busines	49,575.68
Interest Expense	2,381.74
License & Fee Expense	13,764.55
Loan Payable Expense - Perl	-25,824.51
Marketing & Advertising Exp	24,343.54
Merchant Fee Expense	6,717.72
Nondeductible Expenses	2,500.00
Office Kitchen Expense	282.12
Office Supply Expense	1,099.75
Parking & Tolls Expense	5,652.75
Payroll Expense - Administra	1,296.00

Payroll Expense - Payroll Tax	5,652.61
Payroll Expense - Salary & W	174,501.11
Phone & Internet Expense	704.84
Postage & Shipping Expense	333.98
Professional Service Expense	8,263.51
Recruiting & HR Expense	48.90
Rent or Lease Expense	13,470.13
Software & Web Hosting Exp	8,563.18
Taxes Paid	20,459.86
Travel & Transportation Expe	505.64
Total Operating Expenses	**458,810.31**
Total Expenses	**477,967.19**
Net Profit	**-270,424.08**

Prazo

Annual Income Statement

For the period 2019

Year	2019
Revenues	
Sales Revenue	86,016.74
Returns & Allowances	-4,857.47
Interest Income	0.01
Fleet Revenue	20,733.00
Total Revenues	**101,892.28**
Cost of Sales	
Cost of Service	17,856.05
Total Cost of Sales	**17,856.05**
Gross Profit	**84,036.23**
Operating Expenses	
Auto Lease Expense	4,312.60
Bank & ATM Fee Expense	1,321.23
Business Meals Expense	1,576.13
Commission & Fees	417.00
Dues & Membership Expens	44.50
Furniture & Fixtures Expens	493.77
Independent Contractor Exp	10,865.00
Insurance Expense - Busine	45,008.71
Interest Expense	7,555.32
License & Fee Expense	5,612.59
Loan Payable Expense - Per	35,095.96
Marketing & Advertising Ex	3,614.97
Merchant Fee Expense	4,800.16
Nondeductible Expenses	585.25
Nondeductible Fines & Pen;	633.06
Office Kitchen Expense	65.06
Office Supply Expense	1,206.84
Parking & Tolls Expense	7,831.15
Payroll Expense - Administr	936.00
Payroll Expense - Payroll Ta	18,646.06

Payroll Expense - Salary & \	226,344.95
Phone & Internet Expense	923.09
Postage & Shipping Expense	302.83
Professional Service Expens	3,870.00
Rent or Lease Expense	19,815.15
Software & Web Hosting Ex	6,455.48
Taxes Paid	5,455.53
Travel & Transportation Exp	26,045.95
Vehicle Payments Expense	650.00
Total Operating Expense	**440,484.34**
Total Expenses	**458,340.39**
Net Profit	**-356,448.11**